Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund March 2012 Update
April 20, 2012

Supplement dated April 20, 2012 to Prospectus dated April 29, 2011
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.2%	-1.4%	$41.8M	$1,277.32
B	-2.3%	-1.6%	$413.3M	$1,081.52
Legacy 1	-2.0%	-0.9%	$5.4M	$904.32
Legacy 2	-2.0%	-0.9%	$15.0M	$894.70
Global 1	-2.0%	-0.6%	$13.1M	$868.77
Global 2	-2.0%	-0.7%	$27.9M	$860.14
Global 3	-2.1%	-1.1%	$227.7M	$813.23
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Japanese yen declined sharply as investors believed the Bank of Japan was considering new economic stimulus initiatives. The Swiss franc strengthened against international counterparts due to reports which showed an upward revision to recent economic growth data. The U.S. dollar also posted gains as investors moved their focus to the U.S. markets amidst growing concerns regarding the Eurozone debt markets.

Energy:   Natural gas prices declined nearly 19% in March as steadily rising domestic inventories and mild temperatures across the U.S. put pressure on prices.  Crude oil markets fell due to speculation U.S. officials were considering tapping emergency oil reserves.  Decreased demand from China for crude oil also weighed on prices.

Equities:  North American equity markets rallied due to bullish economic data in the U.S. and strong earnings forecasts for the first quarter.  Japanese equity indices rose to levels unseen since last year’s devastating earthquake due to strong forecasts for the nation’s export industries stemming from yen weakness.

Fixed Income:  German Bund prices declined because of early-month optimism surrounding the new Greek debt deal. U.S. Treasury markets also experienced setbacks as rallies in the equity markets and bullish intramonth economic indicators put pressure on demand for safe-haven assets.

Grains/Foods:  Soybean prices moved higher due to increased demand for U.S. crops after severe droughts in South America impacted supplies.  Corn and wheat markets moved lower as favorable weather conditions in key U.S. farming regions lifted supply forecasts. Sugar prices also declined due to speculation global supplies could begin to outpace demand.

Metals:  Precious metals markets fell due to a decrease in safe-haven demand fostered by bullish economic data in the U.S. Base metal markets declined as renewed Eurozone debt concerns, stemming from troubling reports in Spain and Portugal, weighed heavily on industrial demand forecasts.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 29, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$10,759,952	$9,743,076
Change In Unrealized Income (Loss)	1,771,581	9,236,921
Brokerage Commission	-252,252	-455,487
Exchange, Clearing Fee and NFA Charges	-57,082	-116,399
Other Trading Costs	-686,203	-1,406,669
Change in Accrued Commission	-4,638	-32,578
Net Trading Income (Loss)	11,531,358	16,968,864

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$130,480	$261,957
Interest, Other	27,693	71,879
U.S. Government Securities Gain (Loss)	0	0
Dividend Income/GP Guarantee for MFG Balances	0	0
Total Income (Loss)	11,689,531	17,302,700

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,356,308	2,311,565
Operating Expenses	166,696	335,189
Organization and Offering Expenses	192,608	387,156
Brokerage Expenses	3,819,528	7,689,102
Dividend Expenses/MFG Provision	0	0
Total Expenses	5,535,140	10,723,012

Net Income (Loss)	$6,154,391	$6,579,688

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$784,109,335	$798,842,191
Additions	3,653,778	7,243,826
Net Income (Loss)	6,154,391	6,579,688
Redemptions	-17,768,760	-36,516,961
Balance at February 29, 2012	$776,148,744	$776,148,744

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,306.193	33,624.47729	$43,920,066	0.80%	0.80%
B	$1,106.593	394,373.63080	$436,410,987	0.75%	0.69%
Legacy 1	$923.015	6,110.44476	$5,640,034	1.00%	1.18%
Legacy 2	$913.382	17,527.55561	$16,009,357	0.98%	1.14%
Global 1	$886.213	15,146.36967	$13,422,916	0.96%	1.36%
Global 2	$877.588	31,881.54879	$27,978,860	0.94%	1.31%
Global 3	$830.947	280,121.90845	$232,766,527	0.79%	1.02%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership